SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LivaNova PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5509L101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5509L101	Page 2 of 9

(1)	NAMES OF REPORTING PERSONS. Mittel S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,262,285
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,262,285
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,262,285
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[1]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[1]	Based on 48,867,065 of the Issuer’s Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. G5509L101	Page 3 of 9

(1)	NAMES OF REPORTING PERSONS. Equinox Two S.c.a.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 5,748,369
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 5,748,369
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,748,369
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%[2]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[2]	Based on 48,867,065 of the Issuer’s Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. G5509L101	Page 4 of 9

(1)	NAMES OF REPORTING PERSONS. Tower 6 S. à r.l.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 5,748,369
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 5,748,369
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,748,369
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%[3]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[3]	Based on 48,867,065 of the Issuer’s Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. G5509L101	Page 5 of 9

(1)	NAMES OF REPORTING PERSONS. Tower 6 Bis S. à r.l.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,486,084
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,486,084
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,486,084
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%[4]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[4]	Based on 48,867,065 of the Issuer’s Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. G5509L101	Page 6 of 9

(1)	NAMES OF REPORTING PERSONS. Bios S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,262,285
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,262,285
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,262,285
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[5]
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

[5]	Based on 48,867,065 of the Issuer’s Ordinary Shares outstanding as of December 31, 2015.

CUSIP No. G5509L101	Page 7 of 9

Item 1(a).	Name of Issuer:

LivaNova PLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Merchant Square

North Wharf Road

London, W2 1AY

United Kingdom

Item 2(a).	Name of Person Filing:

(1)	Mittel S.p.A.

(2)	Equinox S.c.a.

(3)	Tower 6 S. à r.l.

(4)	Tower 6 Bis S. à r.l.

(5)	Bios S.p.A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Mittel S.p.A.

Piazza Armando Diaz, n. 7

20123 – Milan (Italy)

Equinox Two S.c.a.

Riva Albertoni, 1

6900 Lugano (CH)

Tower 6 S. à r.l.

5, Place du Théâtre

L-2613 Luxembourg

Tower 6 Bis S. à r.l.

5, Place du Théâtre

L-2613 Luxembourg

Bios S.p.A.

Piazza Armando Diaz, n. 7

20123 – Milan (Italy)

Item 2(c).	Citizenship:

Mittel S.p.A. and Bios S.p.A.: Italy

Equinox Two S.c.a., Tower 6 S. à r.l. and Tower 6 Bis S. à r.l.: Luxembourg

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G5509L101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G5509L101	Page 8 of 9

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) of this Schedule 13G is hereby incorporated by reference.

Bios S.p.A. and Tower 6 Bis S. à r.l. are the record holders of 4,262,285 and 1,486,084 Ordinary Shares, respectively.

Mittel S.p.A. and Equinox Two S.c.a. are the 50:50 beneficial owners of the special purpose vehicle Bios S.p.A, in which each Mittel S.p.A. and Equinox Two S.c.a. own 50% of the outstanding voting shares and holds two board director seats of Bios S.p.A. Equinox Two S.c.a. is the owner of 100% of the membership interest in Tower 6 S. à r.l. Tower 6 S. à r.l. (and Equinox Two S.c.a. indirectly through Tower 6 S. à r.l.) owns 51% of the membership interest in Tower 6 Bis S. à r.l. and Mittel S.p.A. owns 49% of the membership interest in Tower 6 Bis S. à r.l.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2016

Mittel S.p.A.

By:	/s/ Rosario Bifulco
Name:	Rosario Bifulco
Title:	Chief Executive Officer

Equinox Two S.c.a.

By:	/s/ Giorgio Mancuso
Name:	Giorgio Mancuso
Title:	Director

By:	/s/ Federico Franzina
Name:	Federico Franzina
Title:	Director

Tower 6 S. à r.l.

By:	/s/ Vania Baravini
Name:	Vania Baravini
Title:	Manager

By:	/s/ Massimiliano Seliziato
Name:	Massimiliano Seliziato
Title:	Manager

Tower 6 Bis S. à r.l.

By:	/s/ Vania Baravini
Name:	Vania Baravini
Title:	Manager

By:	/s/ Massimiliano Seliziato
Name:	Massimiliano Seliziato
Title:	Manager

Bios S.p.A.

By:	/s/ Pietro Santicoli
Name:	Pietro Santicoli
Title:	Deputy Chairman